Exhibit 99.3

2005 ANNUAL FINANCIAL STATEMENTS

MANAGEMENT’S REPORT TO UNITHOLDERS

The accompanying consolidated financial statements of Vermilion Energy Trust are the responsibility of management and have been approved by the Board of Directors of Vermilion Resources Ltd., on behalf of the Trust. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Trust’s external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada and have provided an independent opinion.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management’s Discussion and Analysis and the external Auditors’ Report before they are presented to the Board of Directors.

Lorenzo Donadeo	Curtis W. Hicks
President & Chief Executive Officer	Executive Vice President &
February 21, 2006	Chief Financial Officer

2005 Annual Financial Statements - Vermilion Energy Trust

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS TO THE UNITHOLDERS

We have audited the consolidated balance sheets of Vermilion Energy Trust (the “Trust”) as at December 31, 2005 and 2004 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta
February 21, 2006

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in Note 11 to the consolidated financial statements of Vermilion Energy Trust. Our report to the unitholders dated February 21, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in the Report of Independent Registered Chartered Accountants when the changes are properly accounted for and adequately disclosed in the financial statements.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta
February 21, 2006

2005 Annual Financial Statements - Vermilion Energy Trust

Consolidated Balance Sheets
December 31
(THOUSANDS OF CANADIAN DOLLARS)
	2005	2004
		(Restated Note 11)
ASSETS
CURRENT
Cash and cash equivalents	$42,777	$65,031
Accounts receivable	75,639	54,044
Crude oil inventory	10,279	4,468
Fair value of derivative instruments (Note 13)	1,166	68
Prepaid expenses and other	9,387	5,022
	139,248	128,633
Deferred charges for derivative instruments (Note 13)	-	4,718
Long-term investment (Note 4)	19,096	5,398
Reclamation fund (Note 6)	42,198	17,016
Goodwill (Note 4)	19,840
Capital assets (Note 5)	891,357	688,837
	$1,111,739	$844,602

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$90,422	$85,837
Distributions payable to unitholders	10,626	10,320
Income taxes payable	11,607	23,798
Fair value of derivative instruments (Note 13)	383	21,678
	113,038	141,633
Long-term debt (Note 7)	271,099	75,014
Asset retirement obligation (Note 6)	70,214	51,688
Future income taxes (Note 8)	160,475	145,680
	614,826	414,015
NON-CONTROLLING INTEREST (Note 4)	-	16,257
NON-CONTROLLING INTEREST - Exchangeable Shares (Note 10)	38,760	24,686

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 9)	274,813	244,015
Contributed surplus (Note 9)	14,566	9,136
Accumulated earnings	516,514	358,043
Accumulated cash distributions	(347,740)	(221,550)
	458,153	389,644
	$1,111,739	$844,602

APPROVED BY THE BOARD

Joseph F. Killi, Director	Lorenzo Donadeo, Director

2005 Annual Financial Statements - Vermilion Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings
Years Ended December 31
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)
	2005	2004
		(Restated Note 11)
REVENUE
Petroleum and natural gas revenue (Note 13)	$529,938	$354,525
Royalties (net)	88,001	63,555
	441,937	290,970

EXPENSES
Production	72,856	55,917
Transportation	9,136	9,865
Unit compensation (Note 11)	14,000	6,738
Loss on derivative instruments (Note 13)	18,787	38,597
Interest on long-term debt	6,331	3,086
General and administration	13,241	13,410
Foreign exchange loss (gain)	1,083	(1,285)
Depletion, depreciation and accretion	122,098	97,540
	257,532	223,868
EARNINGS BEFORE INCOME TAXES, OTHER ITEMS AND DISCONTINUED OPERATIONS	184,405	67,102

INCOME TAXES (RECOVERY) (NOTE 8)
Future	(12,050)	(21,033)
Current and capital	25,007	17,108
	12,957	(3,925)
OTHER ITEMS
Non-controlling interest - exchangeable shares (Note 10)	14,399	5,314
Non-controlling interest (Note 4)	(1,159)	(338)
Equity in (gain) losses of affiliates (Note 4)	(263)	41
	12,977	5,017
NET EARNINGS FROM CONTINUING OPERATIONS	158,471	66,010
Net earnings from discontinued operations (Note 3)	-	66,286
Non-controlling interest - exchangeable shares (Note 10)	-	4,783
NET EARNINGS	158,471	127,513

ACCUMULATED EARNINGS, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	337,186	228,269
Prior period adjustment (Note 11)	20,857	2,261
Accumulated earnings, beginning of year, as restated	358,043	230,530
ACCUMULATED EARNINGS, END OF YEAR	$516,514	$358,043

NET EARNINGS FROM CONTINUING OPERATIONS PER TRUST UNIT (NOTE 12)
Basic	$2.57	$1.10
Diluted	$2.49	$1.07

NET EARNINGS PER TRUST UNIT (NOTE 12)
Basic	$2.57	$2.12
Diluted	$2.49	$2.07

WEIGHTED-AVERAGE TRUST UNITS OUTSTANDING (NOTE 12)
Basic	61,755,432	60,166,163
Diluted	69,395,074	66,375,229

2005 Annual Financial Statements - Vermilion Energy Trust

Consolidated Statements of Cash Flows
Years Ended December 31
(THOUSANDS OF CANADIAN DOLLARS)
	2005	2004
		(Restated Note 11)
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):

OPERATING
Net earnings	$158,471	$127,513
Items not affecting cash:
Depletion, depreciation and accretion	122,098	97,540
Amortization of deferred charges for derivative instruments	4,718	9,709
Unrealized (gain) loss on derivative instruments	(22,393)	7,183
Unit compensation	14,000	6,738
Equity in (gain) losses of affiliates	(263)	41
Unrealized foreign exchange loss (gain)	344	(985)
Non-controlling interest	(1,159)	(338)
Non-controlling interest - exchangeable shares	14,399	10,097
Earnings from discontinued operations	-	(66,286)
Future income taxes recovery	(12,050)	(21,033)
Funds from operations	278,165	170,179
Asset retirement costs incurred	(948)	(1,281)
Changes in non-cash operating working capital (Note 14)	(32,101)	22,479
	245,116	191,377

INVESTING
Proceeds on sale of Aventura (Note 3)	-	164,585
Drilling and development of petroleum and natural gas properties	(113,530)	(67,259)
Cash acquired through acquisition of subsidiary	-	62
Acquisition of petroleum and natural gas properties (Note 4)	(90,318)	(72,985)
Corporate acquisition (Note 4)	(87,036)	-
Long-term investment (Note 4)	(12,299)	-
Contributions to reclamation fund	(25,183)	(15,338)
Changes in non-cash investing working capital (Note 14)	(7,068)	(37,131)
	(335,434)	(28,066)

FINANCING
Issue of trust units for cash, net of unit issue costs	9,147	8,836
Cash distributions	(125,884)	(122,366)
Increase (decrease) in long-term debt	196,084	(60,544)
Issue of trust units pursuant to distribution reinvestment plan	15,850	6,662
Cash acquired on shares issued by subsidiary, net of share issue costs	424	24,206
Changes in non-cash financing working capital (Note 14)	(584)	104
	95,037	(143,102)
Foreign exchange (loss) gain on cash held in foreign currencies	(9,062)	502

NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,343)	20,711
IMPACT ON CASH RESULTING FROM DE-CONSOLIDATION OF VERENEX (NOTE 4)	(17,911)	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	65,031	44,320
CASH AND CASH EQUIVALENTS, END OF YEAR	$42,777	$65,031

SUPPLEMENTARY INFORMATION - CASH PAYMENTS
Interest paid	$8,612	$3,512
Income taxes paid	$26,190	$14,208

2005 Annual Financial Statements - Vermilion Energy Trust

Notes to the Consolidated Financial Statements - Years Ended December 31
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)

1.	BASIS OF PRESENTATION

Vermilion Energy Trust (the “Trust” or “Vermilion”) was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd. (“Resources” or the “Company”), Clear Energy Inc. (“Clear”) and Vermilion Acquisition Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (“Trust Indenture”). Computershare Trust Company of Canada has been appointed trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of trust units.

As a result of the completion of the Plan of Arrangement, former holders of common shares of the Company received units of the Trust or exchangeable shares of the Company or a combination thereof, in accordance with the elections made by such holders, and common shares of Clear. The Company became a subsidiary of the Trust. The Company is actively engaged in the business of oil and natural gas development, acquisition and production.

Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements included the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis, which recognizes the Trust as the successor entity to Resources.

2.	SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Trust and its subsidiaries on a consolidated basis, all of which are wholly owned. Inter-company account balances and transactions are eliminated upon consolidation. Verenex Energy Inc. (“Verenex”) (Note 4) is accounted for on the equity basis since December 15, 2005.

Petroleum and Natural Gas Operations
The Trust uses the full-cost method of accounting for petroleum and natural gas operations and capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling (including related overhead) on producing and non-producing properties and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a greater than 20% change in the rate of depletion and depreciation.

Amortization of these costs plus future development costs to develop proved reserves is done on a country-by-country basis and is calculated on the unit-of-production method based on estimated proved reserves, before royalties, as determined by independent engineers. The cost of significant unevaluated properties is excluded from the depletion and depreciation base. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to a barrel of oil.

The carrying value of the Trust’s petroleum and natural gas properties is limited to the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves on a country by country basis. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves (the “ceiling test”). This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment charged to earnings.

Substantially all of the exploration, development and production activities of the Trust are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust recognizes the estimated liability associated with an asset retirement obligation (“ARO”) in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

2005 Annual Financial Statements - Vermilion Energy Trust

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The amounts recorded for depletion and depreciation of property, plant and equipment are based on estimates. The ceiling test calculation is based on the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves. The asset retirement obligation is based on liabilities related to legal obligations associated with future retirement of property, plant and equipment. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Cash and Cash Equivalents
Cash and cash equivalents include monies on deposit and short-term investments accounted for at cost that have an original maturity date of not more than 90 days.

Furniture and Equipment
Furniture and equipment are recorded at cost and are being amortized on a declining-balance basis at rates of 20% to 50% per year.

Crude Oil Inventories
Inventories of crude oil, consisting of production awaiting shipment at the Ambès Shipping Terminal in France and the Wandoo B platform in Australia, are valued at the lower of cost or net realizable value. Cost is determined on a weighted-average basis.

Long-Term Investment
Investments in which the Trust has significant influence are accounted for using the equity basis of accounting whereby the investment cost is increased or decreased for the Trust’s ownership percentage of net earnings or loss and reduced by dividends paid to the Trust.

The Trust reviews and evaluates the carrying value of its investment annually. More frequent reviews are conducted as conditions necessitate. In the event a decrease in the value of the investment is other than a temporary decline, the investment is written down to recognize the loss.

Goodwill
Goodwill is tested for impairment annually by comparing the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds the fair value, an impairment loss will be recognized for the excess.

Revenue Recognition
Revenues associated with the sale of crude oil, natural gas and liquids are recorded when title passes to the customer.

Deferred Charges for Derivative Financial Instruments
Deferred charges for derivative financial instruments is the fair value of all outstanding derivative financial instruments at January 1, 2004 that were recorded on the consolidated balance sheet with an offsetting amount to deferred charges. The deferred charge was recognized into revenue over the life of the associated contracts.

Derivative Financial Instruments
The Trust has not elected to designate any of its price risk management activities as accounting hedges under Accounting Guideline 13, Hedging Relationships (“AcG-13”) and is accounting for all these derivative financial instruments using the fair value method. The Trust uses derivative financial instruments to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. All transactions of this nature entered into by the Trust are related to an underlying financial position or to future petroleum and natural gas production. The Trust does not use derivative financial instruments for trading purposes. The fair value of derivative financial instruments are recorded in the consolidated balance sheets with changes in fair value of derivative financial instruments recognized in earnings during the period.

Unit Compensation
The Trust has unit-based long-term compensation plans for directors, officers and employees of the Trust and its subsidiaries. Unit compensation expense is measured based on the fair value of the rights at the date of grant (see Note 11 for details of a change in the valuation used to determine unit based compensation expense). Unit compensation expense associated with rights granted is deferred and recognized in earnings over the vesting period of the Plans with a corresponding increase or decrease in contributed surplus.

2005 Annual Financial Statements - Vermilion Energy Trust

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders’ capital. The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for forfeitures as they occur. See Note 11 for a description of the long-term unit compensation plans.

Per-unit Amounts
Net earnings per unit are calculated using the weighted-average number of units outstanding during the period. Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation and include the weighted-average number of exchangeable shares outstanding converted at the exchange ratio at the end of each period. The treasury stock method assumes that the proceeds received from the exercise of “in the money” trust unit rights are used to repurchase units at the average market price during the period and include trust unit awards outstanding converted at a performance factor of one.

Foreign Currency Translation
Foreign currency balances of foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

-	Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates;
-	Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates; and
-	Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

Reclamation Fund
A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. Contributions are currently made on a barrel of oil equivalent of production basis in Canada, France, the Netherlands and Australia and are occasionally supplemented with lump sum contributions.

Income Taxes
The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust that result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company that would be recognized as a recovery of income tax in the period incurred.

Income taxes are calculated in the subsidiary companies using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the consolidated financial statements of the Trust and their respective underlying tax base, using substantively enacted income tax rates in the respective tax jurisdictions that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which a change occurs.

The Trust is subject to current income taxes in France, the Netherlands and Australia based on the enacted tax legislation of each respective country.

Exchangeable Shares - Non-controlling Interest
The exchangeable shares issued pursuant to the Plan of Arrangement were initially recorded at their pro-rata percentage of the carrying value of Resources equity. When the exchangeable shares are converted into trust units, the conversion is recorded as an acquisition of the non-controlling interest at fair value and is accounted for as a step acquisition. Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders’ capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets.

2005 Annual Financial Statements - Vermilion Energy Trust

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Distributions
The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. Pursuant to the Trust’s policy, it will pay distributions to its unitholders subject to satisfying its financing covenants, making loan repayments and, if applicable, funding future asset retirement obligations.

Variable Interest Entities
The Trust has applied Accounting Guideline 15, Consolidation of Variable Interest Entities. The guideline addresses consolidation of variable interest entities to which the usual condition for consolidation does not apply. This guideline does not impact the Trust’s consolidated financial statements.

Discontinued Operations
On May 6, 2004, the Trust completed the sale of its subsidiary, Aventura. Accordingly, these consolidated financial statements include the accounts of the Trust and its remaining subsidiaries. The results of operations of Aventura previously reported in the Trust’s annual audited consolidated financial statements for the year ended December 31, 2004 have been restated and are now reported as discontinued operations (Note 3).

3.	DISCONTINUED OPERATIONS

On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million which was accounted for as follows:

Gross sale proceeds	$164,585
Carrying value of investment in Aventura	82,388
Gain on sale of Aventura	82,197
Future income taxes	14,233
Net gain on sale of Aventura	$67,964

The Trust restated its prior period financial statements to reflect Aventura’s assets and liabilities as discontinued operations and to separately classify the operating results of Aventura from the operating results of continuing operations.

The net earnings (loss) from discontinued operations disclosed in the Consolidated Statements of Earnings and Accumulated Earnings includes the following:

2004
Revenue	$4,121
Loss before income taxes	$(1,938)
Income taxes (recovery)	(260)
Loss from discontinued operations	(1,678)
Net gain on sale	67,964
$66,286

4.	INVESTMENTS AND ACQUISITIONS

a)	Verenex Energy Inc.
On June 29, 2004 Verenex Energy Inc. (“Private Verenex”), a subsidiary of the Trust, amalgamated with Prairie Fire Oil & Gas Ltd. (“Prairie Fire”). The common shares of Prairie Fire were exchanged for common shares of the resulting issuer, Verenex Energy Inc. (“Verenex”) on the basis of one Verenex share for every 25 Prairie Fire shares, and each Private Verenex share was exchanged for one common share of Verenex. As a result of the share exchange control passed to Verenex as it owns the majority of the issued and outstanding shares of the combined entity. Accounting principles applicable to reverse takeovers have been applied to record this acquisition. Net assets of Prairie Fire were deemed to have been purchased by Verenex, at fair value, through the exchange of capital.

In conjunction with the transaction described above, Vermilion sold to Verenex exploration interests in France and a royalty on producing oil and gas assets in Alberta in exchange for 10 million common shares. The sale of assets were recorded at the underlying cost of the assets to the Trust due to the related party nature of the transaction. The Trust also subscribed for 2 million of common shares at a price of $2.50 per share through Verenex’s $32.6 million private placement on June 29, 2004.

2005 Annual Financial Statements - Vermilion Energy Trust

4.	INVESTMENTS AND ACQUISITIONS (Continued)

On December 15, 2005 Verenex completed a $26 million private placement in which Vermilion subscribed for 3.1 million shares at a price of $3.20 per share, representing 38% of the private placement. The Trust’s equity interest in Verenex was then reduced to 49% from 53%.

Effective December 15, 2005, the Trust discontinued consolidating the financial results of Verenex, as the Trust was no longer considered to control Verenex. The investment in Verenex has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

The impact of no longer consolidating Verenex had the following effect on the Trust’s December 31, 2005 balance sheet:

(000’s)	Increase (Decrease)
Current assets	$(36,344)
Capital assets	(15,951)
Current liabilities	(2,716)
Non-controlling interest	(26,948)
Contributed surplus	(3,591)
Initial investment in Verenex	19,040
Equity in income of affiliate from December 15 to December 31, 2005	56
Investment in Verenex at December 31, 2005	$19,096

b)	Glacier Energy Limited (“Glacier”)
On June 16, 2004, the Trust acquired 5.4 million shares of Glacier for consideration of 50% of the Trust’s working interest in the coalbed methane and shallow gas rights over certain of its lands. On June 20, 2005, the Trust acquired an additional 0.9 million shares of Glacier at a price of $2.50 per share as part of a private placement completed by Glacier.

On December 7, 2005, the Trust acquired the outstanding shares of Glacier, not already owned by the Trust, for total cash consideration of $87.0 million. Equity income of affliate of $0.2 million has been recorded by the Trust up to December 7, 2005. The acquisition has been accounted for using the purchase method of accounting, effective from December 7, 2005 as follows:

Allocation of purchase price:	First Purchase	Second Purchase	Total
Capital assets	$7,903	$98,918	$106,821
Goodwill	-	19,840	19,840
Future income taxes	-	(26,845)	(26,845)
Asset retirement obligation	-	(300)	(300)
	$7,903	91,613	99,516
Investment in Glacier	(7,903)	-	(7,903)
	-	91,613	91,613
Working capital	-	(4,577)	(4,577)
Cash paid	$-	$87,036	$87,036

c)	Australia Acquisition
On March 31, 2005, the Trust acquired $95.0 million of producing properties in Australia. Details are as follows:

Petroleum and natural gas assets and equipment	$113,840
Asset retirement obligation	(18,873)
94,967
Accounts payable and accrued liabilities	(4,649)
Cash paid	$90,318

2005 Annual Financial Statements - Vermilion Energy Trust

4.	INVESTMENTS AND ACQUISITIONS (Continued)

d)	Netherlands Acquisition
On May 19, 2004, the Trust acquired producing properties in the Netherlands. The closing cost, after adjustments, on May 19, 2004 was $64.5 million. Details are as follows:

Petroleum and natural gas assets and equipment	$119,355
Asset retirement obligation	(33,876)
85,479
Accounts payable and accrued liabilities	(21,005)
Cash paid	$64,474

5.	CAPITAL ASSETS

2005	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$1,393,053	$504,094	$888,959
Furniture and equipment	7,566	5,168	2,398
	$1,400,619	$509,262	$891,357

2004	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$1,079,692	$393,372	$686,320
Furniture and equipment	6,855	4,338	2,517
	$1,086,547	$397,710	$688,837

As at December 31, 2005 and 2004, no costs for undeveloped properties have been excluded from the depletion and depreciation calculation. During the year, the Trust capitalized $0.3 million (2004-$1.7 million) of overhead costs related to exploration and development activities.

The Trust performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of petroleum and natural gas properties and equipment. Based on the calculation, the present value of future net revenues from the Trust’s proved reserves exceeded the carrying value of the Trust’s petroleum and natural gas properties and equipment at December 31, 2005.

The benchmark prices used in the calculation are as follows:

CDN$/BOE	Canada	France	Netherlands	Australia
2006	$59.79	$59.65	$48.90	$60.92
2007	$56.39	$57.71	$48.11	$58.79
2008	$51.31	$53.18	$45.46	$54.51
2009	$48.09	$49.78	$42.40	$51.30
2010	$46.40	$48.04	$40.42	$49.70
Average remainder	$48.59	$50.23	$40.84	$50.92

6.	ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its asset retirement obligations to be $70.2 million as at December 31, 2005 (2004 - $51.7 million) based on a total undiscounted future liability of $236.7 million. These payments are expected to be made over the next 49 years with most coming within the time frame of 25-30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

2005 Annual Financial Statements - Vermilion Energy Trust

6.	ASSET RETIREMENT OBLIGATION (Continued)

The following table reconciles the Trust’s total asset retirement obligation:

	2005	2004
Carrying amount, beginning of period	$51,688	$15,570
Increase in liabilities in the period	19,656	35,653
Disposition of liabilities in the period	(948)	(1,281)
Change in estimate	3,089	-
Accretion expense	4,935	2,261
Foreign exchange	(8,206)	(515)
Carrying amount, end of period	$70,214	$51,688

The Trust has set aside funds for the future payment of its estimated asset retirement obligations. In 2005, the Trust contributed $25.2 million (2004 - $15.3 million) to the reclamation fund, including earnings on the fund balance.

7.	LONG-TERM DEBT

As at December 31, 2005, the Trust had an unsecured covenant based credit facility consisting of a revolving term loan in the amount of $410 million. The revolving period under the term loan is expected to expire in July 2006 and may be extended for an additional period of up to 364 days at the option of the lender. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

8.	FUTURE INCOME TAXES

The components of the future income tax liability at December 31, 2005 and 2004 are as follows:

	2005	2004
Capital assets	$185,954	$163,619
Asset retirement obligation	(25,409)	(17,626)
Share issue costs	(70)	(313)
	$160,475	$145,680

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 37.62% (2004 - 38.87%), as follows:

	2005	2004
		(Restated)
Earnings before income taxes, other items and discontinued operations	$184,405	$67,102
Canadian corporate tax rate	37.62%	38.87%
Expected tax expense	69,373	26,083
Increase (decrease) in taxes resulting from:
Income attributable to the unitholders	(40,971)	(40,272)
Non-deductible Crown payments	10,344	12,628
Resource allowance	(8,244)	(8,378)
Foreign tax rate differentials*	(2,689)	861
Statutory rate changes	-	(5,836)
Capital taxes	901	525
Unit compensation expense	3,792	2,248
France tax assessments	-	7,090
Pool variances	(3,781)	1,206
Foreign exchange	(16,539)	(789)
Other	771	709
Provision for (recovery of) income taxes	$12,957	$(3,925)
*	The corporate tax rate in France is 34.8%, 41% in the Netherlands and 30% in Australia

At December 31, 2005, the Trust had approximately $202.3 million (2004 - $178.9 million) of tax deductions for Canadian income tax purposes, approximately $73.6 million (2004 - $56.5 million) of tax deductions for income tax purposes in France, approximately $61.5 million (2004 - $71.4 million) of tax deductions for income tax purposes in the Netherlands and approximately $68.4 million of tax deductions for income tax purposes in Australia.

2005 Annual Financial Statements - Vermilion Energy Trust

9.	UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

The Trust is authorized to issue an unlimited number of units of the Trust. Upon conversion to a Trust, 6.0 million exchangeable shares of the Company were issued.

The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. On the 10th anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units on the basis of an exchange ratio as at the last business day prior to the redemption date (see Note 10).

The Trust established a Distribution Reinvestment Plan (“DRIP”) in conjunction with the Trust’s transfer agent to provide the option for unitholders to reinvest cash distributions into additional trust units issued from treasury. In 2005, the Trust issued 0.7 million units for proceeds of $15.9 million (2004 - 0.4 million units for proceeds of $6.7 million).

	Number of Units	Amount
TRUST UNITS		(Restated Note 11)
Balance as at December 31, 2003	59,208,592	$221,858
Distribution reinvestment plan	382,692	6,662
Issued on conversion of exchangeable shares	209,846	3,204
Transfer from contributed surplus on unit right exercise (restated Note 11)	-	3,456
Trust units issued for bonus plan	49,630	825
Unit rights exercised	856,900	8,010
Balance as at December 31, 2004 (restated Note 11)	60,707,660	244,015
Distribution reinvestment plan	674,766	15,850
Issued on conversion of exchangeable shares	73,692	1,623
Transfer from contributed surplus on unit right exercise	-	4,178
Trust units issued for bonus plan	40,246	827
Unit rights exercised	1,011,850	8,320
Balance as at December 31, 2005	62,508,214	$274,813

	2005	2004
CONTRIBUTED SURPLUS		(Restated Note 11)
Opening balance	$9,136	$7,654
Discontinued operations	-	(1,800)
Unit compensation expense (Note 11)	13,199	6,738
Transfer to unitholders’ capital on unit option exercise	(4,178)	(3,456)
De-consolidation of Verenex (Note 4)	(3,591)	-
Ending balance	$14,566	$9,136

10.	NON-CONTROLLING INTEREST

The non-controlling interest on the consolidated balance sheets consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end. When all of the exchangeable shares are converted to trust units, there will be no remaining non-controlling interest.

	2005	2004
EXCHANGEABLE SHARES
Opening number of exchangeable shares	4,675,961	4,848,029
Exchanged for trust units	(56,626)	(172,068)
Ending Balance	4,619,335	4,675,961
Ending exchange ratio	1.37836	1.26626
Trust units issuable upon conversion	6,367,107	5,920,982

2005 Annual Financial Statements - Vermilion Energy Trust

10.	NON-CONTROLLING INTEREST (Continued)

Following is a summary of the non-controlling interest:
	2005	2004
		(Restated Note 11)
Non-controlling interest, beginning of year	$24,686	$15,129
Prior period adjustment (Note 11)	-	185
Reduction of book value for conversion to trust units	(325)	(725)
Current period net earnings attributable to non-controlling interest	14,399	10,097
Non-controlling interest, end of year	$38,760	$24,686

11.	UNIT COMPENSATION PLANS AND RESTATEMENT

Unit Rights Incentive Plan
The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three-year period and expire five years after the grant date. No future rights are expected to be issued as the unit rights incentive plan was replaced with a Trust Unit Award Plan in 2005. The existing rights plan will be in place until all issued and outstanding rights are exercised or cancelled.

Restatement of Unit Compensation Expense
From inception of the unit rights incentive plan until January 1, 2005, the Trust applied the intrinsic value methodology based on the initial asessment that the number of uncertainties regarding the reduction in the strike price of the rights precluded a reasonable estimate of the fair value of the rights on the date of grant.

Effective on January 1, 2005, the Trust prospectively applied the fair value based method of accounting for the rights plan.

In the fourth quarter of 2005 however, it has been determined that, in the circumstances, the fair value methodology could be applied since inception of the plan rather than the intrinsic value methodology. The Trust has therefore computed a fair value estimate of the rights at the respective dates of grant and has retroactively restated its unit compensation expense back to the inception of the plan in 2003.

The Trust has restated the 2003 and 2004 unit compensation expense. The effect is an increase to net earnings before non-controlling interest in 2004 and 2003 of $20.0 million and $2.4 million respectively. The change in expense also impacted the amount of net earnings attributable to non-controlling interest resulting in an increase to the amount of net earnings allocated to non-controlling interest and an increased non-controlling interest on the balance sheet by $1.4 million in 2004 and $0.2 million in 2003. Contributed surplus was reduced by $16.1 million in 2004 ($2.4 million in 2003) and unitholders’ capital was reduced by $3.9 million in 2004 ($NIL in 2003). Net earnings increased by $18.6 million ($0.31 per unit) in 2004 and $2.2 million ($0.04 per unit) in 2003.

The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights. The following assumptions were used to arrive at the estimate of fair value:

	2004	2003
Expected volatility	22.33%	31.47%
Risk-free interest rate	4.0%	4.0%
Expected life of option (years)	5.0	5.0
Fair value per option	$4.16 - $5.52	$3.99 - $5.15

The dividend yield is offset by the reducing strike price feature of the plan resulting in using a zero dividend yield in the option-pricing model. The remaining future fair value of the rights will be recognized in earnings over the remaining vesting period of the rights outstanding. During the year, $6.8 million of the fair value has been recorded as compensation expense (2004 - $6.3 million). Any consideration paid upon exercise together with the amount previously recognized in contributed surplus is recorded as an increase to unitholders’ capital.

2005 Annual Financial Statements - Vermilion Energy Trust

11.	UNIT COMPENSATION PLANS AND RESTATEMENT (Continued)

The following table summarizes information about the Trust’s unit rights:

		2005		2004
	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Opening Balance	4,744,100	$13.99	4,543,000	$11.59
Granted	48,600	20.20	1,471,100	18.10
Cancelled	(163,100)	16.79	(413,100)	11.81
Exercised	(1,011,850)	12.13	(856,900)	9.35
Closing balance	3,617,750	$14.47	4,744,100	$13.99

A summary of the plan as at December 31, 2005 is as follows:

Range of Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Right Years)	Number of Rights Exercisable
$11.45	$5.50	2,116,100	2.1	1,410,733
$11.46 - $15.00	$5.68 - $9.22	222,850	2.2 - 3.0	121,200
$15.01 - $19.56	$10.93 - $15.48	1,278,800	3.0 - 4.2	381,600

Trust Unit Award Incentive Plan
In 2005, the Board of Directors established a new Trust Unit Award Incentive Plan (the “Award Plan”) governing the issuance of restricted units of the Trust to directors, officers, employees and consultants of the Trust and its Affiliates. The Award Plan consists of units that will be designated as either a Restricted Time Based Award (“RTBA’s”) for which the number of awards is fixed or a Performance Based Award (“PBA’s”) for which the number of awards is variable.

Upon vesting, the grantee will be delivered units of the Trust, adjusted for cumulative distributions of the Trust during the period that the restricted units are outstanding. The number of units issued upon vesting of the PBA’s is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of PBA’s originally granted. The vesting date for all restricted units shall be on the date that is the third anniversary of the date of the Unit Award. Awards granted in which 2005 is the grantee’s first year of service, will vest over three years.

The following table summarizes information about the Award Plan:

Number of Awards
Balance December 31, 2004	-
Granted	740,675
Cancelled	(85,125)
Balance December 31, 2005	655,550

A compensation expense of $3.3 million has been recorded at December 31, 2005. The fair value of unexercised rights is determined using the Black-Scholes model and management’s estimate of the number of Restricted Units to be issued on maturity. The value is deferred and recognized as an expense over the vesting period of the Awards. The dividend yield is offset by the cumulative distributions resulting in using a zero dividend yield in the model.

2005
Expected volatility	18.0%
Risk-free interest rate	3.5%
Expected life of option (years)	3.0
Fair value per unit	$15.57 - $20.59

Verenex Energy Inc. Compensation Plans
Effective December 15, 2005, Verenex is not considered to be controlled by the Trust (Note 4). Operations to December 15, 2005 have been consolidated with the Trust. Verenex has a stock option plan and performance warrants outstanding. The Trust has recognized $3.1 million in stock compensation expense for the options and warrants of Verenex up to December 15, 2005 (2004 - $0.5 million).

2005 Annual Financial Statements - Vermilion Energy Trust

12.	PER-UNIT AMOUNTS

The following table shows the effect of dilutive securities on the weighted average trust units outstanding:

	2005	2004
BASIC		(Restated)
Net earnings from continuing operations per unit	$2.57	$1.10
Net earnings per unit	$2.57	$2.12
Weighted-average number of units outstanding (thousands)	61,755	60,166
DILUTED
Net earnings from continuing operations per unit	$2.49	$1.07
Net earnings per unit	$2.49	$2.07
Weighted-average number of units outstanding (thousands)	69,395	66,375

The number of units used to calculate diluted earnings per unit for the year ended December 31, 2005, of 69.4 million (2004 - 66.4 million) included the weighted-average number of units outstanding of 61.8 million (2004 - 60.2 million) plus 1.2 million (2004 - 0.3 million) units related to the dilutive effect of unit rights and 6.4 million for outstanding exchangeable shares at the period end exchange ratio (2004 - 5.9 million).

The determination of diluted net earnings per unit was not affected by (2004 -990,800) unit rights that would be anti-dilutive because the respective exercise prices exceeded the average market price of the units. Net earnings attributable to the non-controlling interest-exchangeable shares were added back to net earnings from operations in calculating dilutive per unit amounts.

The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.

13.	DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.

The Trust uses power swap agreements to manage the risk associated with fluctuating electricity costs. The Trust has entered into swaps for 2.0 mw/h at $48.50 per mwh and 2.0 mw/h at $65.17 per mwh in 2006 to 2008.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its collars as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
Q1 2006	US$0.50-$1.00/bbl	1,250	$53.00 - $72.75
Q2 2006	US$1.50/bbl	250	$53.00 - $73.90
Collar - BRENT
2006	US$1.00/bbl	1,000	$53.00 - $67.70
Q3 2006	US$1.00/bbl	250	$52.00 - $68.50
Q4 2006	US$1.50/bbl	250	$53.00 - $69.80

Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Collar
Q1 2006	$0.25/GJ	2,500	$9.50 - $16.00
Feb-Mar 2006	costless	2,500	$11.00 - $20.74
Apr-Oct 2006	$0.25/GJ	2,500	$8.00 - $15.00
Put
Q1 2006	$0.23/GJ	5,000	$10.50

2005 Annual Financial Statements - Vermilion Energy Trust

13.	DERIVATIVE INSTRUMENTS (Continued)

As discussed in Note 2, on January 1, 2004 the fair value of all outstanding derivative financial instruments that are not recorded as accounting hedges were recorded on the consolidated balance sheets with an offsetting amount to deferred charges. The deferred charge was recognized into revenue over the life of the associated contracts. Of the total deferred charge of $14,427 recorded at January 1, 2004, $9,709 was recognized as a charge to revenue in the year ended December 31, 2004 and $4,718 was recognized in 2005.

Changes in fair value after January 1, 2004 are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to December 31, 2005 and the related total gain or loss during the year:

	Fair Value	Total Gain (Loss)
Fair value of contracts, January 1, 2005	$(21,610)	$-
Change in fair value of contracts still outstanding at January 1, 2005	21,610	21,610
Contract settlements realized during the year	-	(41,180)
Fair value of contracts entered into during the year	783	783
	$783	$(18,787)

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2004 to December 31, 2004:

	Fair Value	Total Gain (Loss)
Fair value of contracts, January 1, 2004	$(14,427)	$-
Change in fair value of contracts still outstanding at December 31, 2004	(7,183)	(7,183)
Contract settlements realized during the period	-	(31,414)
Fair value of contracts entered into during the period	-	-
Fair value of contracts outstanding, end of period	$(21,610)	$(38,597)

The fair value amounts are recorded on the consolidated balance sheets as follows:

	2005	2004
Fair value of derivative instruments
Current asset	$1,166	$68
Current liability	(383)	(21,678)
Total fair value of derivative instruments	$783	$(21,610)

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt approximated their fair values as at December 31, 2005 and 2004 as a result of the short-term nature of these instruments and, in the case of long-term debt, having variable interest rates which approximate market value.

14.	CASH FLOW INFORMATION

The following amounts represent the changes in non-cash working capital per balance sheet accounts:

	2005	2004
Accounts receivable	$(13,087)	$(16,843)
Crude oil inventory	(5,811)	(991)
Prepaid expenses and other	(4,369)	(2,073)
Accounts payable and accrued liabilities	(17,017)	5,140
Foreign exchange	531	219
Changes in non-cash working capital	$(39,753)	$(14,548)

2005 Annual Financial Statements - Vermilion Energy Trust

15.	SEGMENTED INFORMATION

The Trust has operations principally in Canada, France, the Netherlands and Australia. The Netherlands assets were acquired effective May 19, 2004 and the Australia operations were acquired effective March 31, 2005. The Trust’s entire operating activities are related to exploration, development and production of petroleum and natural gas.

	2005	2004
PETROLEUM AND NATURAL GAS REVENUE
Canada	$243,199	$212,567
France	133,729	99,829
Netherlands	72,525	42,129
Australia	80,485	-
	$529,938	$354,525
NET EARNINGS		(Restated	)
Canada	$57,383	$108,889
France	47,652	7,987
Netherlands	24,038	10,637
Australia	29,398	-
	$158,471	$127,513
FUNDS FROM OPERATIONS
Canada	$130,023	$107,187
France	62,145	31,458
Netherlands	50,940	31,534
Australia	35,057	-
	$278,165	$170,179
CAPITAL EXPENDITURES
Canada	$141,022	$31,722
France	50,649	35,028
Netherlands	12,434	94,499
Australia	96,005	-
	$300,110	$161,249
TOTAL ASSETS
Canada	$588,462	$433,949
France	255,816	268,801
Netherlands	121,296	141,852
Australia	146,165	-
	$1,111,739	$844,602

16.	RELATED PARTY TRANSACTIONS

During the period, Vermilion initially paid for various expenditures on behalf of Verenex and then recovered such amounts from Verenex. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions were undertaken under the same terms and conditions as transactions with non-related parties.

17.	COMMITMENTS AND CONTINGENCIES

The Trust has various commitments and guarantees in the normal course of business, none of which, in managements view, are significant.

18.	GUARANTEES

In the normal course of operations, the Trust executes agreements that provide for indemnification and guarantees to counter-parties in transactions such as the sale of assets and operating leases.

These indemnifications and guarantees may require compensation to counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, loss of or damages to property, environmental liabilities or as a result of litigation that may be suffered by the counterparties.

2005 Annual Financial Statements - Vermilion Energy Trust

18.	GUARANTEES (Continued)

Certain indemnifications can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnifications prevents the Trust from making a reasonable estimate of the maximum potential amount that might be required to pay counterparties as the agreements do not specify a maximum amount, and the amounts depend on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

19.	COMPARATIVE FIGURES

Certain of the prior-period numbers have been reclassified to conform with the current period presentation.

20.	SUBSEQUENT EVENTS

On October 18, 2005, Vermilion announced that a wholly-owned subsidiary entered into an exclusive arrangement with a French subsidiary of Exxon Mobil Corporation, to negotiate the purchase of its 89.89% shareholding in Esso REP. Any transaction would be subject to the parties entering into a definitive purchase and sale agreement which would be subject to the satisfaction of all conditions precedent, including due diligence and the receipt of all necessary regulatory approvals and which will require consultation with appropriate employee representative groups.

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Trust have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which in most respects, conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences, as they apply to the Trust are shown below.

Consolidated statements of earnings in accordance with U.S. GAAP is as follows:

	2005	2004
		(Restated Note 11)
Net earnings from continuing operations - Canadian GAAP	$158,471	$66,010
Depreciation, depletion and accretion (Note 21-1,3,4)	628	553
Gain (loss) on derivative instruments (Note 21-2)	4,718	9,709
Deferred income taxes (Note 21-1)	(201)	1,572
Non-controlling interest - exchangeable shares (Note 21-4)	14,399	5,314
Net earnings from continuing operations - U.S. GAAP	178,015	83,158
Net earnings from discontinued operations	-	61,503
Non-controlling interest - exchangeable shares (Note 21-4)	-	4,783
Net earnings - U.S. GAAP	$178,015	$149,444
Earnings from continuing operations per trust unit for U.S. GAAP
Basic	$2.61	$1.26
Diluted	$2.57	1.25
Earnings per trust unit for U.S. GAAP
Basic	$2.61	$2.26
Diluted	$2.57	$2.25
Weighted average trust units outstanding
Basic	68,122,539	66,087,146
Diluted	69,395,074	66,375,229

2005 Annual Financial Statements - Vermilion Energy Trust

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated balance sheets in accordance with U.S. GAAP is as follows:

	2005	2005	2004	2004
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
ASSETS			(Restated Note 11)
CURRENT
Cash and cash equivalents	$42,777	$42,777	$65,031	$65,031
Accounts receivable	75,639	75,639	54,044	54,044
Crude oil inventory	10,279	10,279	4,468	4,468
Fair value of derivative instruments (Note 21-2)	1,166	1,166	68	68
Prepaid expenses and other	9,387	9,387	5,022	5,022
	139,248	139,248	128,633	128,633
Deferred charges for derivative instruments (Note 21-2)	-	-	4,718	-
Long-term investment	19,096	19,096	5,398	5,398
Reclamation fund	42,198	42,198	17,016	17,016
Goodwill	19,840	19,840	-	-
Capital assets (Note 21-1,3,4)	891,357	890,127	688,837	685,299
	$1,111,739	$1,110,509	$844,602	$836,346
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$90,422	$90,422	$85,837	$85,837
Distributions payable to unitholders	10,626	10,626	10,320	10,320
Income taxes payable	11,607	11,607	23,798	23,798
Fair value of derivative instruments (Note 21-2)	383	383	21,678	21,678
	113,038	113,038	141,633	141,633
Long-term debt	271,099	271,099	75,014	75,014
Asset retirement obligation	70,214	70,214	51,688	51,688
Future income taxes (Note 21-1)	160,475	167,778	145,680	150,950
	614,826	622,129	414,015	419,285
Non-controlling interest	-	-	16,257	16,257
Non-controlling interest - exchangeable shares (Note 21-4)	38,760	-	24,686	-
Temporary equity	-	2,118,935	-	1,368,932
UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 21-4)	274,813	-	244,015	-
Contributed surplus	14,566	-	9,136	-
Accumulated earnings	516,514	(1,282,815)	358,043	(746,578)
Accumulated cash distributions	(347,740)	(347,740)	(221,550)	(221,550)
	458,153	(1,630,555)	389,644	(968,128)
	$1,111,739	$1,110,509	$844,602	$836,346

1)	Income Tax and Related Depreciation, Depletion and Accretion

In 2000, the Trust adopted the liability method to account for income taxes for Canadian GAAP. The change to the liability method eliminated a difference between Canadian and U.S. GAAP, however, in accordance with the recommendations of the CICA the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under U.S. GAAP the deferred income taxes that resulted in the Canadian GAAP retained earnings adjustment would have been reflected in capital assets. As a result of the difference in implementation method, depreciation and depletion expense will differ between U.S. and Canadian GAAP in subsequent years due to the additional amounts capitalized under U.S. GAAP.

The adjustment related to the U.S. GAAP difference described above is as follows:

Increase (decrease)	2005	2004
Depreciation, depletion and accretion	$1,603	$1,943
Deferred income tax expense	(603)	(755)
Property, plant and equipment	(1,603)	(1,943)
Deferred tax liability	$(603)	$(755)

2005 Annual Financial Statements - Vermilion Energy Trust

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

2)	Derivative and Other Financial Instruments

Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as modified by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that change in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspects of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

Prior to January 1, 2004 the Trust had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in earnings concurrently with the hedged transactions. The fair values of the contracts accounted for as hedges were not reflected in the consolidated financial statements under Canadian GAAP.

Effective January 1, 2004, the Trust prospectively adopted CICA Accounting Guideline - 13 “Hedging Relationships” (“AcG-13”). This effectively eliminates U.S. GAAP differences relating to financial instruments that do not qualify for hedge accounting for future periods.

Upon adoption of AcG-13, deferred credits for derivative instruments of $14,427 were recognized representing the fair market value of derivative financial instruments in place as of January 1, 2004. The deferred charges are amortized over the life of the derivative financial instruments for Canadian GAAP and were equal to the aggregate of U.S. GAAP gains and losses incurred on these instruments, prior to January 1, 2004. During 2005, the remaining deferred charges of $4,718 were amortized to income under AcG-13 ($9,709 in 2004). Because this amount was previously recognized and reversed against accumulated earnings for U.S. GAAP, the amount has been reversed in the current period for U.S. GAAP.

Increase (decrease)	2005	2004
(Gain) loss on derivative instruments	$-	$-
Deferred income tax expense	-	(1,883)
Deferred income tax liability	-	(1,883)
Revenue	4,718	9,709
Accumulated earnings	(4,718)	(14,427)
Deferred charges for derivative financial instruments	$-	$(4,718)

3)	Business Combinations Effected by Issuance of Shares

For both Canadian and U.S. GAAP, the quoted market price of the shares issued in a business combination is used to estimate the fair value of the acquired enterprise after recognizing possible effects of price fluctuations, quantities traded, issue costs, and similar items. The value of the shares is based on their market price over a reasonable period before and after the date the terms of the business combination are agreed to and announced. Under SFAS 141, business combination under U.S. GAAP, the period of time determined to be reasonable for assessing the market value of the shares, is considered to be two days before and two days after the date of announcement. The resulting change in the carrying value of the acquired assets as prescribed under U.S. GAAP resulted in changes to the related depreciation and depletion expense in the current and prior years.

The adjustment related to the U.S. GAAP difference described above, is related to business combinations that occurred prior to 2002:

Increase (decrease)	2005	2004
Depreciation, depletion and accretion	$134	$482
Property, plant and equipment	$(134)	$(482)

2005 Annual Financial Statements - Vermilion Energy Trust

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

4)	Unitholders’ Capital

Under adoption of EITF D-98 “Classification and Measurement of Redeemable Securities”, the Trust records the redemption value of all outstanding trust units and exchangeable shares as temporary equity on the consolidated balance sheets. The amount included for Unitholders' Equity is reduced by an amount equal to the redemption value of the trust units as at the balance sheet date.  The redemption value of the trust units is determined with respect to the trading value of the trust units and the trust unit equivalent of the exchangeable shares at each balance sheet date, and the amount of the redemption value is classified as temporary equity.  Under Canadian GAAP, all trust units are classified as unitholders’ equity and exchangeable shares as non-controlling interest.  As at December 31, 2005 and 2004, the Trust has classified $2,118,935 and $1,368,932 respectively, as temporary equity in accordance with US GAAP.

Under Canadian GAAP, the Company's exchangeable shares are classified as non-controlling interest to reflect a minority ownership in one of the Trust's subsidiaries.  As these exchangeable shares are ultimately to be converted into trust units, the exchangeable shares are classified as temporary equity along with the trust units (see Note 10) under U.S. GAAP. As a result, non-controlling interest is eliminated for the determination of earnings for U.S. GAAP purposes.

The adjustment related to the U.S. GAAP difference described above is as follows:

Increase (decrease)	2005	2004
		(Restated Note 11)
Unitholders’ capital	$(273,901)	$(243,103)
Contributed surplus	(14,566)	(9,136)
Non-controlling interest - exchangeable shares	(38,760)	(24,686)
Capital assets	(13,310)	(17,355)
Future income taxes	(5,114)	(5,918)
Non-controlling interest - exchangeable shares	(14,399)	(10,097)
Depletion	(2,365)	(2,978)
Future income taxes	804	1,016
Accumulated earnings	(1,815,864)	(1,115,503)
Temporary equity	$2,118,935	$1,368,932

5)	Ceiling Test

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10% (based on unescalated prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, an impairment loss occurs when the carrying amount of the Trust’s property plant and equipment exceeds the estimated un-discounted future net cash flows associated with the Trust’s proved reserves. If an impairment loss is determined to occur, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to income. The application of the impairment test under U.S. GAAP did not result in a write-down of capitalized costs in either 2005 or 2004.

6)	Stock-based Compensation

Prior to 2005, the Trust was accounting for Stock-based Compensation using the intrinsic value method. On January 1, 2005, the Trust prospectively applied the fair value method, and restated compensation expense for 2003 and 2004. Now that the fair value method is being used and the compensation expense is deferred and recognized in income over the vesting period of the rights, there is no difference between Canadian and U.S. GAAP.

7)	Effects on Cash Flow

i)
The Trust presents funds from operations before changes in non-cash working capital as a subtotal in the consolidated statement of cash flows. This line item would not be presented in a cash flow statement prepared in accordance with U.S. GAAP.

2005 Annual Financial Statements - Vermilion Energy Trust

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

ii)
Under Canadian GAAP, the Trust recorded cash flows related to derivative instruments of $41.2 million (for the 12 month period ended December 31, 2005, $31.4 million for the same period in 2004) which flowed through the consolidated statements of cash flows as an operating activity. Under U.S. GAAP, cash flow related to derivative instruments are classified as investing activities. The result is a classification difference on the consolidated statements of cash flows with no change in the cash balance at the end of the period.

8)	Recent U.S. Accounting Standards

i)	In November 2004, the Financial Accounting Standards Board (FASB) issued Statement 151, Inventory Costs. This statement amends ARB 43 to clarify that:

▪	abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current-period charges; and
▪	requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities.

The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of this statement to have any material impact on our results of operation or financial position.

ii)
In December 2004, the FASB issued FAS No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment”, which is a revision of FAS No. 123, “Accounting for Stock-based Compensation”. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and does not allow the previously permitted pro forma disclosure as an alternative to financial statement recognition. Liability classified awards are re-measured to fair value at each balance sheet date until the award is settled. FAS 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations and amends FAS No. 95 “Statement of Cash Flows”. FAS 123R is scheduled to be effective beginning fiscal 2006. On August 31, 2005, the FASB issued FSP FAS 123R-1 to defer the requirement that a freestanding financial instrument originally subject to FAS 123R becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. On October 18, 2005, the FASB issued FSP FAS 123R-2 to provide further guidance on the application of grant date as defined in FAS 123R. The Trust is currently assessing the impact of FAS 123R and related FSPs on its consolidated financial statements.

iii)
In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, Accounting for Non-monetary Transactions. This amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under Statement 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The adoption of this statement is not anticipated to have any material impact on our results of operation or financial position.

iv)
In May 2005, the FASB issued FAS No. 154 “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FAS Statement No. 3”. FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted, or “retrospective application”. Under existing GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change. FAS 154 also carries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimate. The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

2005 Annual Financial Statements - Vermilion Energy Trust